Exhibit 99.1

2017 FOURTH QUARTER AND FULL YEAR RESULTS

CNH Industrial reported 2017 consolidated revenues up 10% to $27.4 billion, net income at $313 million, with adjusted net income(2)(3) at $669 million or $0.48 per share.

Net industrial debt(2)(3) reduced to $0.9 billion

Financial results presented under U.S. GAAP(1)

•	Industrial Activities’ revenues up 11% (up 9% on a constant currency basis), with solid growth in all segments

•	Operating profit(2)(3) of Industrial Activities increased 18% to $1,519 million, with an operating margin of 5.8%, as a result of positive performances in the Agricultural Equipment, Powertrain and Construction Equipment segments

•	Adjusted net income increased to $669 million (up 39%) in full year 2017, with adjusted diluted EPS(2)(3) of $0.48

•	Net industrial debt was $0.9 billion at December 31, 2017, a 45% reduction compared to December 31, 2016

•	The Board of Directors is recommending a dividend of €0.14 per common share, or approximately €191 million (~$237 million), an increase of 27%. The Board of Directors will also be recommending a reauthorization and upsizing of the Company’s share repurchase program to $700 million

•	For 2018, CNH Industrial expects net sales of Industrial Activities between $27 billion and $28 billion and an increase of 30% of adjusted diluted EPS to between $0.63 and $0.67. Net industrial debt expected between $0.8 billion and $1.0 billion

Summary of Results ($ million except EPS)

Year Ended December 31,				Three Months Ended December 31,
2017	2016	Change		2017	2016	Change
27,361	24,872	10.0%	Consolidated revenues	8,102	6,998	15.8%
313	(249)	562	Net income (loss)	(40)	96	-136
669	482	187	Adjusted net income	197	197	—
0.22	(0.18)	0.40	Basic EPS ($)	(0.03)	0.07	-0.10
0.22	(0.18)	0.40	Diluted EPS ($)	(0.03)	0.07	-0.10
0.48	0.35	0.13	Adjusted diluted EPS ($)	0.14	0.14	—

London (UK) – (January 30, 2018) CNH Industrial N.V. (NYSE:CNHI / MI:CNHI) today announced consolidated revenues of $27,361 million for the full year 2017, up 10% compared to 2016. Net sales of Industrial Activities were $26,168 million for the year, up 11% compared to 2016. In the fourth quarter of 2017, consolidated revenues were $8,102 million, up 16% compared to the fourth quarter of 2016. Net sales of Industrial Activities were $7,798 million for the fourth quarter of 2017, up 17% compared to the fourth quarter of 2016. Net income was $313 million for the full year 2017 and includes a non-cash pre- and after-tax charge of $92 million due to the deconsolidation of CNH Industrial’s Venezuelan operations effective December 31, 2017; a non-cash tax charge of $123 million due to the U.S. Tax Cuts and Jobs Act (the “U.S. Act”) and tax legislation changes in the UK and certain other countries enacted in the fourth quarter of 2017, as disclosed in our press release of January 25, 2018; as well as a total pre-tax charge of $64 million (total after-tax charge of $55 million) related to the repurchase/early redemption of certain notes in 2017.

(1)	CNH Industrial reports quarterly and annual consolidated financial results under U.S. GAAP and EU-IFRS. The tables and discussion related to the financial results of the Company and its segments shown in this press release are prepared in accordance with U.S. GAAP. Financial results under EU-IFRS are shown in specific tables at the end of this press release.
(2)	This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.
(3)	Refer to the specific table in the “Other Supplemental Financial Information” section of this press release for the reconciliation between the non-GAAP financial measure and the most comparable GAAP financial measure.

CNH Industrial N.V.

Corporate Office:

25 St. James’s Street

London, SW1A 1HA

United Kingdom

2017 FOURTH QUARTER AND FULL YEAR RESULTS

Adjusted net income was $669 million for the full year 2017 compared to $482 million in 2016. Adjusted diluted EPS in 2017 was $0.48, up 37% compared to 2016. For the fourth quarter of 2017, net loss was $40 million and, as mentioned above, was affected by the $92 million charge for Venezuelan operations deconsolidation, the $123 million charge due to the U.S. Act and other tax legislation changes, as well as a $8 million charge on early redemption of notes. The adjusted net income was $197 million for the quarter, flat compared to the fourth quarter of 2016. Adjusted diluted EPS in the fourth quarter of 2017 was $0.14, flat compared to the fourth quarter of 2016.

Operating profit of Industrial Activities was $1,519 million for the full year 2017 compared to $1,291 million in 2016, with an operating margin of 5.8%, up 0.3 percentage points (“p.p.”) compared to 2016. In the fourth quarter of 2017, operating profit of Industrial Activities was $468 million, compared to $412 million in the fourth quarter of 2016, with an operating margin of 6.0% (6.2% in 2016).

For the full year 2017, income taxes were $455 million ($298 million in 2016), including the $123 million non-cash tax charge. Adjusted income taxes(1)(2) for the full year 2017 were $348 million ($265 million in 2016). The adjusted effective tax rate (adjusted ETR)(1)(2) improved by 2 p.p. to 37%, when compared to 2016. For 2018, we expect the adjusted ETR to be in the range of 30% to 32%, reflecting the positive impact of the recently enacted rate reductions in the U.S. and several other jurisdictions.

Net industrial debt was reduced to $0.9 billion at December 31, 2017, down $1.7 billion and $0.7 billion compared to September 30, 2017, and December 31, 2016, respectively, as a result of strong cash flow performance mainly arising from reduced working capital levels. Total debt was $25.9 billion at December 31, 2017, up $0.6 billion compared to December 31, 2016, with third party debt in Industrial Activities down $0.2 billion from December 31, 2016 to $6.5 billion (or down $0.8 billion at constant currency). At December 31, 2017, available liquidity(1)(2) was $9.4 billion, up $0.6 billion compared to December 31, 2016.

During the quarter, CNH Industrial N.V. issued $500 million in aggregate principal amount of 3.850% Notes due 2027. This was the first bond issued after the Company’s securities became eligible for the main investment grade indices in the U.S. market (following the assignment of the investment grade rating from Fitch and the upgrade to investment grade from S&P). This is the first 10-year term public bond ever issued by the Company.

(1)	This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.
(2)	Refer to the specific table in the “Other Supplemental Financial Information” section of this press release for the reconciliation between the non-GAAP financial measure and the most comparable GAAP financial measure.

2017 FOURTH QUARTER AND FULL YEAR RESULTS

Segment Results

CNH INDUSTRIAL Revenues by Segment ($ million)

Year Ended December 31,					Three Months Ended December 31,
2017	2016	% change	% change excl. FX(1)		2017	2016	% change	% change excl. FX(1)
11,130	10,120	10.0	8.0	Agricultural Equipment	3,240	2,829	14.5	10.9
2,626	2,304	14.0	12.8	Construction Equipment	785	578	35.8	33.4
10,415	9,553	9.0	7.0	Commercial Vehicles	3,212	2,799	14.8	8.0
4,372	3,707	17.9	15.9	Powertrain	1,159	952	21.7	13.1
(2,375)	(2,015)	—	—	Eliminations and other	(598)	(476)	—	—
26,168	23,669	10.6	8.6	Total Industrial Activities	7,798	6,682	16.7	11.6
1,625	1,570	3.5	1.3	Financial Services	420	397	5.8	3.0
(432)	(367)	—	—	Eliminations and other	(116)	(81)	—	—
27,361	24,872	10.0	8.1	Total	8,102	6,998	15.8	10.8

(1)	“Change excl. FX” or “constant currency” is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.

CNH INDUSTRIAL Operating Profit (loss)(1) by Segment ($ million)

Year Ended December 31,						Three Months Ended December 31,
2017 Profit	2016 Profit	$ change	2017 Margin	2016 Margin		2017 Profit	2016 Profit	$ change	2017 Margin	2016 Margin
949	818	131	8.5%	8.1%	Agricultural Equipment	279	272	7	8.6%	9.6%
21	2	19	0.8%	0.1%	Construction Equipment	13	(30)	43	1.7%	(5.2)%
272	333	-61	2.6%	3.5%	Commercial Vehicles	94	131	-37	2.9%	4.7%
362	232	130	8.3%	6.3%	Powertrain	102	61	41	8.8%	6.4%
(85)	(94)	9	—	—	Eliminations and other	(20)	(22)	2	—	—
1,519	1,291	228	5.8%	5.5%	Total Industrial Activities	468	412	56	6.0%	6.2%
479	478	1	29.5%	30.4%	Financial Services	114	115	-1	27.1%	29.0%
(336)	(330)	-6	—	—	Eliminations and other	(88)	(86)	-2	—	—
1,662	1,439	223	6.1%	5.8%	Total	494	441	53	6.1%	6.3%

(1)	Operating profit of Industrial Activities (a non-GAAP financial measure) is defined as net sales less cost of goods sold, selling, general and administrative expenses, and research and development expenses. Operating profit of Financial Services (a non-GAAP financial measure) is defined as revenues less selling, general and administrative expenses, interest expense and certain other operating expenses.

Agricultural Equipment’s net sales increased 10% for the full year 2017 compared to 2016 (up 8% on a constant currency basis). In LATAM, the increase was mainly due to higher industry volume, market share gains, a favorable mix of higher horsepower products and net price realization. Net sales increased in APAC mainly driven by favorable volume in Australia, Russia and South East Asia. In EMEA, net sales increased due to higher industry volume, a favorable product mix and net price realization. In NAFTA, net sales decreased as a result of de-stocking actions in our dealer network, primarily with the high horsepower tractors and the hay and forage product lines. NAFTA industry volumes were flat overall, with the row crop sector higher, offset by lower livestock sector volumes. In the fourth quarter of 2017, Agricultural Equipment’s net sales increased 15% compared to the fourth quarter of 2016 (up 11% on a constant currency basis). Net sales increased in EMEA, primarily driven by higher combine sales in preparation of the 2018 season and positive price realization. Net sales also increased in APAC and in LATAM. In NAFTA, net sales were flat.

2017 FOURTH QUARTER AND FULL YEAR RESULTS

Full year 2017 operating profit was $949 million, a 16% increase compared to $818 million in 2016, mainly due to the favorable volume and product mix in all regions except NAFTA. One percent net price realization more than offset increases in raw material cost and unfavorable foreign exchange fluctuations. Agricultural Equipment also increased spending in research and development, primarily related to our new precision farming solutions, and in selling, general and administrative expenses, primarily associated with the increased sales activity. Operating margin increased 0.4 p.p. to 8.5%. In the fourth quarter of 2017, operating profit was $279 million ($272 million in the fourth quarter of 2016), with an operating margin of 8.6% (operating margin of 9.6% in the fourth quarter of 2016). Favorable volume, net price realization and lower warranty costs were partially offset by an unfavorable product mix, higher manufacturing costs in EMEA as a result of the transition to new regulatory requirements and an overall increase in research and development spending.

Construction Equipment’s net sales increased 14% in the full year 2017 compared to 2016 (up 13% on a constant currency basis), due to higher industry volume in all regions except EMEA, and net price realization, primarily in NAFTA and LATAM. In the fourth quarter of 2017, net sales increased 36% compared to the fourth quarter of 2016 (up 33% on a constant currency basis), driven by market growth in all regions.

Full year 2017 operating profit was $21 million compared to $2 million in 2016, with an operating margin of 0.8% (up 0.7 p.p. compared to 2016). The increase was due to higher volume including a positive overhead absorption and net price realization, partially offset by increases in raw material cost, unfavorable foreign exchange impacts on product components, and increased production costs. In the fourth quarter of 2017, operating profit was $13 million compared to an operating loss of $30 million in the fourth quarter of 2016. Higher industry volume and positive price realization, partially offset by ramp-up costs to accommodate increased production (up more than 50% in the quarter compared to the fourth quarter of 2016), to meet retail sales in the quarter, led to these improved results. Operating margin increased 6.9 p.p. to 1.7%. The global order book in Construction Equipment remains solid with an increase year-over-year of over 30%.

Commercial Vehicles’ net sales increased 9% in the full year 2017 compared to 2016 (up 7% on a constant currency basis) as result of higher truck and bus sales in EMEA, higher volume and mix in APAC, and recovering truck sales in LATAM, mainly in Argentina. In the fourth quarter of 2017, net sales increased 15% compared to the fourth quarter of 2016 (up 8% on a constant currency basis). In EMEA and APAC, net sales increased primarily as a result of higher volume and favorable mix. In LATAM, net sales were flat.

Full year 2017 operating profit was $272 million compared to $333 million in 2016, with an operating margin of 2.6% (down 0.9 p.p. compared to 2016). Operating profit increased in LATAM and APAC, mainly due to higher volume and favorable pricing. In EMEA, operating profit decreased as favorable volumes were more than offset by unfavorable mix, primarily associated with fleet-related channel sales, Euro 6 emission content costs, and the negative impact of the British pound devaluation. Increased spending in research and development on new product programs was more than offset by favorable manufacturing efficiencies. In the fourth quarter of 2017, operating profit was $94 million ($131 million in the fourth quarter of 2016), with an operating margin of 2.9% (down 1.8 p.p. compared to the fourth quarter of 2016). Favorable volume was more than offset by unfavorable mix, primarily associated with fleet-related channel sales, increases in product content costs and new product introductions, higher spending in research and development, and the unfavorable impact of the British pound devaluation.

2017 FOURTH QUARTER AND FULL YEAR RESULTS

Powertrain’s net sales increased 18% in the full year 2017 compared to 2016 (up 16% on a constant currency basis), due to higher volumes. Sales to external customers accounted for 48% of total net sales (47% in 2016). In the fourth quarter of 2017, net sales increased 22% compared to the fourth quarter of 2016 (up 13% on a constant currency basis), due to higher sales volumes to both captive and external customers.

Full year 2017 operating profit was $362 million, a $130 million increase compared to 2016, with an operating margin of 8.3%, up 2.0 p.p. compared to 2016. The improvement was due to higher volumes and manufacturing efficiencies. In the fourth quarter of 2017, operating profit was $102 million, a $41 million increase compared to the fourth quarter of 2016, as result of higher volumes, favorable mix and manufacturing efficiencies. Operating margin increased 2.4 p.p. to 8.8%, the highest quarterly margin ever reported in Powertrain’s history, reflecting the profitability of a well-balanced portfolio of engine applications.

Financial Services’ revenues totaled $1,625 million in the full year 2017, an increase of 4% compared to 2016 (up 1% on a constant currency basis), due to higher activity in all regions except NAFTA. In the fourth quarter of 2017, revenues totaled $420 million, an increase of 6% compared to the fourth quarter of 2016 (up 3% on a constant currency basis).

In 2017, retail loan originations (including unconsolidated joint ventures) were $9.1 billion, flat compared to 2016. The managed portfolio (including unconsolidated joint ventures) of $26.8 billion as of December 31, 2017 (of which retail was 61% and wholesale 39%) increased $2.0 billion compared to December 31, 2016. Excluding the impact of currency translation, the managed portfolio increased $0.6 billion compared to 2016.

Full year 2017 net income was $452 million, a $118 million increase compared to 2016 primarily attributable to an improvement in income taxes as a result of the revaluation of deferred tax liabilities following the U.S. Act enactment. Excluding the favorable tax impact, net income was flat compared to 2016, as stronger performances in the EMEA, LATAM and APAC regions were offset by a weaker result in NAFTA. In the fourth quarter of 2017, net income was $192 million, an increase of $109 million compared to the fourth quarter of 2016, mainly attributable to the revaluation of the U.S. deferred tax liabilities.

Dividends and Share Buy-back

The Board of Directors of CNH Industrial N.V. intends to recommend to the Company’s shareholders a dividend of €0.14 per common share, representing an increase of 27% over the prior year dividend, and totaling approximately €191 million ($237 million). Subject to the approval of the upcoming Annual General Meeting (expected on April 13, 2018), the ex-dividend date would be set at April 23, 2018.

The Board of Directors also intends to recommend to the Company’s shareholders the renewal of the authorization to repurchase up to a maximum of 10% of the Company’s issued common shares. After such authorization and subject to general and market conditions, the Company intends to launch a buy-back program up to $700 million, representing an increase of $400 million versus the current program.

2017 FOURTH QUARTER AND FULL YEAR RESULTS

Neither the renewal of the authorization, nor the launch of the program obliges the Company to repurchase any common shares and the program may be suspended, discontinued or modified at any time for any reason and without previous notice, in accordance with applicable laws and regulations.

2018 Outlook

Worldwide demand for agricultural equipment is expected to improve with all regions flat to up 5% on average. Farm incomes are expected to remain stable, leading to no significant changes in planted acreage. Construction equipment demand is forecasted to be up 5-10% in LATAM and APAC while remaining relatively flat to up slightly in EMEA and NAFTA. Commercial vehicle demand is expected to be up about 15% in LATAM and flat to slightly down in EMEA and APAC.

As a result of the forecasted improvement in product demand conditions, and the positive impact of changes in the Company’s capital structure, the Company is setting its full year 2018 guidance as follows:

•	Net sales of Industrial Activities of $27 billion to $28 billion;

•	Adjusted diluted EPS(1) of $0.63 to $0.67;

•	Net industrial debt at the end of 2018 at $0.8 billion to $1.0 billion.

(1)	Outlook is not provided on diluted EPS, the most comparable GAAP financial measure of this non-GAAP financial measure, as the income or expense excluded from the calculation of adjusted diluted EPS and instead included in the calculation of diluted EPS are, by definition, not predictable and uncertain.

2017 FOURTH QUARTER AND FULL YEAR RESULTS

About CNH Industrial

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Additional Information

Today, at 4:00 p.m. CET / 3:00 p.m. GMT / 10:00 a.m. EST, management will hold a conference call to present 2017 fourth quarter and full year results. The call can be followed live online at: http://bit.ly/CNH_Industrial_FY_Q4_2017 and a recording will be available later on the Company’s website (www.cnhindustrial.com). A presentation will be made available on the CNH Industrial website prior to the conference call.

Non-GAAP Financial Information

CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial’s management believes that these non-GAAP financial measures provide useful and relevant information regarding its results and allow management and investors to assess CNH Industrial’s operating trends, financial performance and financial position. Management uses these non-GAAP measures to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These non-GAAP financial measures have no standardized meaning presented in U.S. GAAP or EU-IFRS and are unlikely to be comparable to other similarly titled measures used by other companies due to potential differences between the companies in calculations. As a result, the use of these non-GAAP measures has limitations and they should not be considered as substitutes for measures of financial performance and financial position as prepared in accordance with U.S. GAAP and/or EU-IFRS.

CNH Industrial non-GAAP financial measures are defined as follows:

•	Operating Profit under U.S. GAAP: Operating Profit of Industrial Activities is defined as net sales less cost of goods sold, selling, general and administrative expenses, and research and development expenses. Operating Profit of Financial Services is defined as revenues less selling, general and administrative expenses, interest expense and certain other operating expenses.

•	Trading Profit under EU-IFRS: Trading Profit is derived from financial information prepared in accordance with EU-IFRS and is defined as net revenues less cost of sales, selling, general and administrative costs, research and development costs, and other operating income and expenses.

•	Operating Profit under EU-IFRS: Operating Profit under EU-IFRS is computed starting from Trading Profit under EU-IFRS plus/minus restructuring costs, other income (expenses) that are unusual in the ordinary course of business (such as gains and losses on the disposal of investments and other unusual items arising from infrequent external events or market conditions).

•	Adjusted Net Income (Loss): is defined as net income (loss), less restructuring charges and non-recurring items, after tax. In particular, non-recurring items are specifically disclosed items that management considers rare or discrete events that are infrequent in nature and not reflective of on-going operational activities.

•	Adjusted Diluted EPS: is computed by dividing Adjusted Net Income (loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not anti-dilutive. When we provide guidance for adjusted diluted EPS, we do not provide guidance on an earnings per share basis because the GAAP measure will include potentially significant items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end.

2017 FOURTH QUARTER AND FULL YEAR RESULTS

•	Adjusted Income Taxes: is defined as income taxes less the tax effect of restructuring expenses and non-recurring items and non-recurring tax charges.

•	Adjusted Effective Tax Rate (Adjusted ETR): is computed by dividing a) adjusted income taxes by b) income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates, less restructuring expenses and non-recurring items.

•	Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt): Net Debt is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash and derivative hedging debt. CNH Industrial provides the reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities.

•	Available Liquidity: is defined as cash and cash equivalents plus restricted cash and undrawn committed facilities.

•	Change excl. FX or Constant Currency: CNH Industrial discusses the fluctuations in revenues on a constant currency basis by applying the prior year average exchange rates to current year’s revenues expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations.

The tables attached to this press release provide reconciliations of the non-GAAP measures used in this press release to the most directly comparable GAAP measures.

Forward-looking statements

All statements other than statements of historical fact contained in this earning release including statements regarding our competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of our markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the settlement of the EU antitrust investigation announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; our pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including further deterioration of the Eurozone sovereign debt crisis, possible effects of

2017 FOURTH QUARTER AND FULL YEAR RESULTS

“Brexit”, terror attacks in Europe and elsewhere, and other similar risks and uncertainties and our success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect the Company’s financial results is included in our annual report on Form 20-F for the year ended December 31, 2016, prepared in accordance with U.S. GAAP, and in the Company’s EU Annual Report at December 31, 2016, prepared in accordance with EU-IFRS. Investors should refer to and consider the incorporated information on risks, factors, and uncertainties in addition to the information presented here.

Forward-looking statements are based upon assumptions relating to the factors described in this earnings release, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from those anticipated in such forward-looking statements. Forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update or revise publicly our forward-looking statements. Further information concerning CNH Industrial and its businesses, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”).

All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

Contacts

Media Inquiries	Investor Relations

United Kingdom	United Kingdom

Richard Gadeselli Tel: +44 207 7660 346	Federico Donati Tel: +44 207 7660 386

Laura Overall Tel: +44 207 7660 338	United States
Noah Weiss Tel: +1 630 887 3745

E-mail: mediarelations@cnhind.com

www.cnhindustrial.com

CNH INDUSTRIAL N.V.

Condensed Consolidated Statements of Operations

For The Three Months and The Years Ended December 31, 2017 and 2016

(Unaudited)

(U.S. GAAP)

	Three Months Ended December 31,		Years Ended December 31,
($ million)	2017	2016	2017	2016
Revenues
Net sales	7,798	6,682	26,168	23,669
Finance and interest income	304	316	1,193	1,203

TOTAL REVENUES	8,102	6,998	27,361	24,872

Costs and Expenses
Cost of goods sold	6,455	5,525	21,621	19,539
Selling, general and administrative expenses	654	575	2,330	2,262
Research and development expenses	295	241	957	860
Restructuring expenses	16	13	93	44
Interest expense(1)	230	285	942	1,028
Other, net(2)	284	197	738	1,148

TOTAL COSTS AND EXPENSES	7,934	6,836	26,681	24,881

INCOME (LOSS) BEFORE INCOME TAXES AND EQUITY IN INCOME OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES	168	162	680	(9)
Income tax (expense)(3)	(230)	(119)	(455)	(298)
Equity in income of unconsolidated subsidiaries and affiliates(4)	22	53	88	58
NET INCOME (LOSS)	(40)	96	313	(249)
Net income (loss) attributable to noncontrolling interests	6	1	18	3
NET INCOME (LOSS) ATTRIBUTABLE TO CNH INDUSTRIAL N.V.	(46)	95	295	(252)

(in $)
Earnings (loss) per share attributable to common shareholders
Basic	(0.03)	0.07	0.22	(0.18)
Diluted	(0.03)	0.07	0.22	(0.18)
Cash dividends declared per common share	—	—	0.118	0.148

Notes:

(1)	In the three months and year ended December 31, 2017, Interest expense includes the charge of $8 million and $64 million, respectively, related to the repurchase/early redemption of notes. In the three months and year ended December 31, 2016, this item included the charge of $22 million and $60 million, respectively, related to the repurchase of notes.
(2)	In the three months and year ended December 31, 2017, Other, net includes a non-cash charge of $92 million due to the deconsolidation of the Venezuelan operations effective December 31, 2017. In the three months and year ended December 31, 2016, this item included the non-recurring charge of $34 million due to the re-measurement and impairment of certain assets in Venezuela. In the year ended December 31, 2016, Other, net also included the non-recurring charge of $551 million related to the European Commission settlement.
(3)	In the three months and year ended December 31, 2017, Income tax (expense) includes a non-cash tax charge of $123 million due to the U.S. Act and tax legislation changes in the UK and certain other countries. In the three months and year ended December 31, 2016, this item included a non-cash tax charge of $59 million accounted for in connection with the reorganization of Latin American operations, intended to simplify corporate structure and promote operational efficiencies, and including changes in valuation allowances recorded against deferred tax assets in the region.
(4)	In the three months and year ended December 31, 2016, Equity in income of unconsolidated subsidiaries and affiliates included a net positive impact of $19 million and a net negative impact of $9 million, respectively, due to restructuring of our joint ventures in China.

CNH INDUSTRIAL N.V.

Condensed Consolidated Balance Sheets

As of December 31, 2017 and 2016

(Unaudited)

(U.S. GAAP)

($ million)	December 31, 2017	December 31, 2016
ASSETS
Cash and cash equivalents	5,430	5,017
Restricted cash	770	837
Financing receivables, net	19,842	18,662
Inventories, net	6,280	5,609
Property, plant and equipment, net and Equipment under operating leases	8,848	8,304
Intangible assets, net	3,264	3,236
Other receivables and assets	3,841	3,882

TOTAL ASSETS	48,275	45,547

LIABILITIES AND EQUITY
Debt	25,895	25,276
Other payables and liabilities	17,955	15,799

Total Liabilities	43,850	41,075

Redeemable noncontrolling interest	25	21
Equity attributable to CNH Industrial N.V.	4,390	4,444
Noncontrolling interests	10	7
Equity	4,400	4,451

TOTAL LIABILITIES AND EQUITY	48,275	45,547

CNH INDUSTRIAL N.V.

Condensed Consolidated Statements of Cash Flows

For The Years Ended December 31, 2017 and 2016

(Unaudited)

(U.S. GAAP)

($ million)	2017	2016
Net income (loss)	313	(249)
Adjustments to reconcile net income (loss) to net cash provided by operating activities	1,702	2,357
NET CASH PROVIDED BY OPERATING ACTIVITIES	2,015	2,108
NET CASH USED IN INVESTING ACTIVITIES	(932)	(921)
NET CASH USED IN FINANCING ACTIVITIES	(1,045)	(1,538)
Effect of foreign exchange rate changes on cash and cash equivalents	375	(16)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	413	(367)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	5,017	5,384
CASH AND CASH EQUIVALENTS, END OF YEAR	5,430	5,017

CNH INDUSTRIAL N.V.

Supplemental Statements of Operations

For The Three Months and the Years Ended December 31, 2017 and 2016

(Unaudited)

(U.S. GAAP)

	Industrial Activities				Financial Services
	Three Months Ended December 31,		Years Ended December 31,		Three Months Ended December 31,		Years Ended December 31,

($ million)	2017	2016	2017	2016	2017	2016	2017	2016
Revenues
Net sales	7,798	6,682	26,168	23,669	—	—	—	—
Finance and interest income	29	50	122	153	420	397	1,625	1,570

TOTAL REVENUES	7,827	6,732	26,290	23,822	420	397	1,625	1,570

Costs and Expenses
Cost of goods sold	6,455	5,525	21,621	19,539	—	—	—	—
Selling, general and administrative expenses	580	504	2,071	1,979	74	71	259	283
Research and development expenses	295	241	957	860	—	—	—	—
Restructuring expenses	15	13	90	43	1	—	3	1
Interest expense	142	200	604	694	147	131	555	521
Interest compensation to Financial Services	88	87	338	332	—	—	—	—
Other, net	192	114	396	855	90	81	341	294

TOTAL COSTS AND EXPENSES	7,767	6,684	26,077	24,302	312	283	1,158	1,099

INCOME (LOSS) BEFORE INCOME TAXES AND EQUITY IN INCOME OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES	60	48	213	(480)	108	114	467	471
Income tax (expense)	(307)	(83)	(413)	(137)	77	(36)	(42)	(161)
Equity in income of unconsolidated subsidiaries and affiliates	15	48	61	34	7	5	27	24
Results from intersegment investments	192	83	452	334	—	—	—	—
NET INCOME (LOSS)	(40)	96	313	(249)	192	83	452	334

These Supplemental Statements of Operations are presented for informational purposes. The supplemental Industrial Activities data in these statements (with Financial Services on the equity basis) include CNH Industrial N.V.’s Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain segments, as well as Corporate functions. The supplemental Financial Services data in these statements refer to CNH Industrial N.V.’s Financial Services segment. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated financial statements.

CNH INDUSTRIAL N.V.

Supplemental Balance Sheets

As of December 31, 2017 and 2016

(Unaudited)

(U.S. GAAP)

	Industrial Activities		Financial Services
($ million)	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
ASSETS
Cash and cash equivalents	4,901	4,649	529	368
Restricted cash	—	—	770	837
Financing receivables, net	1,718	1,592	20,699	19,546
Inventories, net	6,064	5,396	216	213
Property, plant and equipment, net and Equipment under operating leases	7,036	6,412	1,812	1,892
Intangible assets, net	3,095	3,068	169	168
Other receivables and assets	6,277	6,145	828	789

TOTAL ASSETS	29,091	27,262	25,023	23,813

LIABILITIES AND EQUITY
Debt	7,396	7,691	21,075	20,061
Other payables and liabilities	17,270	15,099	1,134	1,200

Total Liabilities	24,666	22,790	22,209	21,261

Redeemable noncontrolling interest	25	21	—	—
Equity	4,400	4,451	2,814	2,552

TOTAL LIABILITIES AND EQUITY	29,091	27,262	25,023	23,813

These Supplemental Balance Sheets are presented for informational purposes. The supplemental Industrial Activities data in these statements (with Financial Services on the equity basis) include CNH Industrial N.V.’s Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain segments, as well as Corporate functions. The supplemental Financial Services data in these statements refer to CNH Industrial N.V.’s Financial Services segment. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated financial statements.

CNH INDUSTRIAL N.V.

Supplemental Statements of Cash Flows

For The Years Ended December 31, 2017 and 2016

(Unaudited)

(U.S. GAAP)

	Industrial Activities		Financial Services
($ million)	2017	2016	2017	2016
Net income (loss)	313	(249)	452	334
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities	2,103	1,968	(496)	396
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	2,416	1,719	(44)	730
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(1,450)	(759)	472	(267)
NET CASH USED IN FINANCING ACTIVITIES	(1,075)	(815)	(281)	(959)
Effect of foreign exchange rate changes on cash and cash equivalents	361	(47)	14	31
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	252	98	161	(465)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	4,649	4,551	368	833
CASH AND CASH EQUIVALENTS, END OF YEAR	4,901	4,649	529	368

These Supplemental Statements of Cash Flows are presented for informational purposes. The supplemental Industrial Activities data in these statements (with Financial Services on the equity basis) include CNH Industrial N.V.’s Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain segments, as well as Corporate functions. The supplemental Financial Services data in these statements refer to CNH Industrial N.V.’s Financial Services segment. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated financial statements.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL Reconciliation of Operating Profit to Net Income (loss) under U.S. GAAP ($ million)

Year Ended December 31,			Three Months Ended December 31,
2017	2016		2017	2016
1,662	1,439	Total Operating Profit	494	441
93	44	Restructuring expenses	16	13
484	543	Interest expenses of Industrial Activities, net of interest income and eliminations(1)	114	151
(405)	(861)	Other, net(2)	(196)	(115)
680	(9)	Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	168	162
(455)	(298)	Income tax (expense)(3)	(230)	(119)
88	58	Equity in income of unconsolidated subsidiaries and affiliates(4)	22	53
313	(249)	Net income (loss)	(40)	96

(1)	In the year ended December 31, 2017, Interest expenses includes the charge of $56 million related to the repurchase/early redemption of notes. In the three months and year ended December 31, 2016, this item included the charge of $22 million and $60 million, respectively, related to the repurchase of notes.
(2)	In the three months and year ended December 31, 2017, Other, net includes a non-cash charge of $92 million due to the deconsolidation of Venezuelan operations effective December 31, 2017. In the three months and year ended December 31, 2016, this item included the non-recurring charge of $34 million due to the re-measurement and impairment of certain assets in Venezuela. In the year ended December 31, 2016, Other, net also included the non-recurring charge of $551 million related to the European Commission settlement.
(3)	In the three months and year ended December 31, 2017, Income tax (expense) includes a non-cash tax charge of $123 million due to the U.S. Act and tax legislation changes in the UK and certain other countries. In the three months and year ended December 31, 2016, Income tax (expense) included a non-cash tax charge of $59 million accounted for in connection with the reorganization of Latin American operations, intended to simplify corporate structure and promote operational efficiencies, and including changes in valuation allowances recorded against deferred tax assets in the region.
(4)	In the three months and year ended December 31, 2016, Equity in income of unconsolidated subsidiaries and affiliates included a net positive impact of $19 million and a net negative impact of $9 million, respectively, due to the restructuring of our joint ventures in China.

CNH INDUSTRIAL Reconciliation of Total Debt to Net debt under U.S. GAAP ($ million)

	Consolidated		Industrial Activities		Financial Activities
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Third party debt	25,895	25,276	6,461	6,694	19,434	18,582
Intersegment notes payable	—	—	935	997	1,641	1,479

Total Debt(1)	25,895	25,276	7,396	7,691	21,075	20,061

Less:
Cash and cash equivalents	5,430	5,017	4,901	4,649	529	368
Restricted cash	770	837	—	—	770	837
Intersegment notes receivable	—	—	1,641	1,479	935	997
Derivatives hedging debt	(7)	2	(7)	2	—	—
Net debt (cash)(2)	19,702	19,420	861	1,561	18,841	17,859

(1)	Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $935 million and $997 million as of December 31, 2017 and 2016, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $1,641 million and $1,479 million as of December 31, 2017 and 2016, respectively.
(2)	The net intersegment receivable/payable balance owed by Financial Services to Industrial Activities was $706 million and $482 million as of December 31, 2017 and 2016, respectively.

CNH INDUSTRIAL Reconciliation of Cash and cash equivalents to Available liquidity under U.S. GAAP ($ million)
	December 31, 2017	December 31, 2016
Cash and cash equivalents	5,430	5,017
Restricted cash	770	837
Undrawn committed facilities	3,180	2,890
Available liquidity	9,380	8,744

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Change in Net industrial debt under U.S. GAAP ($ million)

Year Ended December 31,			Three Months Ended December 31,
2017	2016		2017	2016
(1,561)	(1,578)	Net industrial (debt)/cash at beginning of period	(2,575)	(2,673)
313	(249)	Net income (loss)	(40)	96
—	551	Add back European Commission settlement(1)	—	—
56	60	Add back cost of repurchase/early redemption of notes(1)	—	22
720	710	Amortization and depreciation(2)	184	177
485	194	Changes in provisions and similar(3)	418	91
130	330	Change in working capital	1,274	1,319
(488)	(501)	Investments in property, plant and equipment, and intangible assets(2)	(211)	(211)
73	(50)	Other changes	59	50
1,289	1,045	Net industrial cash flow	1,684	1,544
(193)	(221)	Capital increases and dividends(4)	(11)	(2)
(396)	(807)	Currency translation differences and other(5)	41	(430)
700	17	Change in Net industrial debt	1,714	1,112
(861)	(1,561)	Net industrial (debt)/cash at end of period	(861)	(1,561)

(1)	Add back item to be excluded from the calculation of net industrial cash flow.
(2)	Excluding assets sold under buy-back commitments and assets under operating leases.
(3)	This item also includes changes in items related to assets sold under buy-back commitments, and assets under operating leases. In the three months ended December 31, 2016, this item excluded the funds utilization due to the payment of the $551 million following European Commission settlement.
(4)	This item also includes share buy-back transactions.
(5)	In the year ended December 31, 2017, this item includes the charge of $56 million related to the repurchase/early redemption of notes. In the three months and year ended December 31, 2016, this item included the charge of $22 million and $60 million, respectively, related to the repurchase of notes. In the year ended December 31, 2016, this item also included the payment of the European Commission settlement.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Reconciliation of Adjusted net income and Adjusted income tax (expense) to Net income (loss) and Income tax (expense) and calculation of Adjusted diluted EPS and Adjusted ETR under U.S.GAAP

($ million, except per share data)

Year Ended December 31,			Three Months Ended December 31,
2017	2016		2017	2016
313	(249)	Net income (loss)	(40)	96
249	689	Adjustments impacting Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (a)	116	69
107	33	Adjustments impacting Income tax (expense) (b)	121	51
—	9	Adjustments impacting Equity in income of unconsolidated subsidiaries and affiliates (c)	—	(19)
669	482	Adjusted net income	197	197
651	478	Adjusted net income attributable to CNH Industrial N.V.	191	195
1,367	1,364	Weighted average shares outstanding – diluted (million)	1,367	1,364
0.48	0.35	Adjusted diluted EPS ($)	0.14	0.14
680	(9)	Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates	168	162
249	689	Adjustments impacting Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (a)	116	69
929	680	Adjusted income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (A)	284	231
(455)	(298)	Income tax (expense)	(230)	(119)
107	33	Adjustments impacting Income tax (expense) (b)	121	51
(348)	(265)	Adjusted income tax (expense) (B)	(109)	(68)
37%	39%	Adjusted Effective Tax Rate (Adjusted ETR) (C=B/A)	38%	29%
a) Adjustments impacting Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates
93	44	Restructuring expenses	16	13
92	34	Venezuelan re-measurement and impairment of assets, and 2017 year-end deconsolidation of Venezuelan operations	92	34
—	551	European Commission settlement	—	—
64	60	Cost of repurchase/early redemption of notes	8	22
249	689	Total	116	69
b) Adjustments impacting Income tax (expense)
(16)	(26)	Tax effect of adjustments impacting Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates	(2)	(8)
123	—	Tax charges due to the U.S. Act and tax legislation changes in the UK and certain other countries(1)	123	—
—	59	Tax charge on LATAM corporate reorganization	—	59
107	33	Total	121	51
c) Adjustments impacting Equity in income of unconsolidated subsidiaries and affiliates
—	9	Chinese JVs restructuring	—	(19)
—	9	Total	—	(19)

(1)	This item includes the estimated impact from the U.S. Act. This estimate may change, potentially materially, as a result of regulations or regulatory guidance that may be issued, changes in interpretations affecting assumptions underlying the estimate, refinement of our calculations, and actions that may be taken, including actions in response to the U.S. Act.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Revenues by Segment under EU-IFRS ($ million)

Year Ended December 31,				Three Months Ended December 31,
2017	2016	% change		2017	2016	% change
11,130	10,120	10.0	Agricultural Equipment	3,240	2,829	14.5
2,626	2,304	14.0	Construction Equipment	785	578	35.8
10,668	9,748	9.4	Commercial Vehicles	3,292	2,852	15.4
4,374	3,713	17.8	Powertrain	1,160	953	21.7
(2,375)	(2,015)	—	Eliminations and other	(598)	(476)	—
26,423	23,870	10.7	Total of Industrial Activities	7,879	6,736	17.0
2,035	1,924	5.8	Financial Services	537	512	4.9
(511)	(466)	—	Eliminations and other	(134)	(117)	—
27,947	25,328	10.3	Total	8,282	7,131	16.1

CNH INDUSTRIAL

Trading profit/(loss)(1) by Segment under EU-IFRS ($ million)

Year Ended December 31,				Three Months Ended December 31,
2017	2016	Change		2017	2016	Change
621	523	98	Agricultural Equipment	183	201	-18
(50)	(86)	36	Construction Equipment	0	(60)	60
134	214	-80	Commercial Vehicles	38	84	-46
355	219	136	Powertrain	109	64	45
(93)	(94)	1	Eliminations and other	(19)	(20)	1
967	776	191	Total of Industrial Activities	311	269	42
470	472	-2	Financial Services	109	113	-4
—	—	—	Eliminations and other	—	—	—
1,437	1,248	189	Total	420	382	38

(1)	This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.

CNH INDUSTRIAL

Key Balance Sheet data under EU-IFRS ($ million)

	December 31, 2017	December 31, 2016
Total Assets	50,769	47,834
Total Equity	6,846	6,634
Equity attributable to CNH Industrial N.V.	6,831	6,623
Net debt	(19,835)	(19,734)
Of which Net industrial debt(1)	(976)	(1,822)

(1)	This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Net income reconciliation U.S. GAAP to EU-IFRS ($ million)

Year Ended December 31,			Three Months Ended December 31,
2017	2016		2017	2016
313	(249)	Net income (loss) in accordance with U.S. GAAP	(40)	96
		Adjustments to conform with EU-IFRS:
(92)	(126)	Development costs	(12)	(35)
86	49	Other adjustments	47	5
99	48	Tax impact on adjustments	78	30
71	(93)	Deferred tax assets and tax contingencies recognition	103	(70)
164	(122)	Total adjustments	216	(70)
477	(371)	Profit (loss) in accordance with EU-IFRS	176	26

CNH INDUSTRIAL

Total Equity reconciliation U.S. GAAP to EU-IFRS ($ million)

	December 31, 2017	December 31, 2016
Total Equity under U.S. GAAP	4,400	4,451
Adjustments to conform with EU-IFRS:
Development costs	2,477	2,374
Other adjustments	(112)	(121)
Tax impact on adjustments	(645)	(655)
Deferred tax assets and tax contingencies recognition	726	585
Total adjustments	2,446	2,183

Total Equity under EU-IFRS	6,846	6,634

Translation of financial statements denominated in a currency other than the U.S. dollar

The principal exchange rates used to translate into U.S. dollars the financial statements prepared in currencies other than the U.S. dollar were as follows:

	Average 2017	At December 31, 2017	Average 2016	At December 31, 2016
Euro	0.885	0.834	0.903	0.949
Pound sterling	0.776	0.740	0.740	0.812
Swiss franc	0.984	0.976	0.985	1.019
Polish zloty	3.768	3.483	3.941	4.184
Brazilian real	3.192	3.313	3.485	3.254
Canadian dollar	1.297	1.254	1.324	1.346
Argentine peso	16.539	18.840	14.750	15.850
Turkish lira	3.648	3.791	3.020	3.517

CNH INDUSTRIAL N.V.

Condensed Consolidated Income Statement

For The Three Months and The Years Ended December 31, 2017 and 2016

(Unaudited)

(EU-IFRS)

	Three Months Ended December 31,		Years Ended December 31,
($ million)	2017	2016	2017	2016
Net revenues	8,282	7,131	27,947	25,328
Cost of sales(1)	6,859	5,900	23,064	20,866
Selling, general and administrative costs	621	541	2,230	2,129
Research and development costs	338	292	1,098	1,017
Other income/(expenses)	(44)	(16)	(118)	(68)
TRADING PROFIT/(LOSS)	420	382	1,437	1,248
Gains/(losses) on the disposal of investments	—	1	—	1
Restructuring costs	15	12	91	43
Other unusual income/(expenses)(2)	(63)	(8)	(55)	(568)
OPERATING PROFIT/(LOSS)	342	363	1,291	638
Financial income/(expenses)(3)	(143)	(230)	(626)	(713)
Result from investments(4):	26	52	97	47
Share of the profit/(loss) of investees accounted for using the equity method	26	58	97	53
Other income/(expenses) from investments	—	(6)	—	(6)
PROFIT/(LOSS) BEFORE TAXES	225	185	762	(28)
Income tax (expense)(5)	(49)	(159)	(285)	(343)
PROFIT/(LOSS) FROM CONTINUING OPERATIONS	176	26	477	(371)
PROFIT/(LOSS)	176	26	477	(371)
PROFIT/(LOSS) ATTRIBUTABLE TO:
Owners of the parent	170	26	460	(373)
Non-controlling interests	6	—	17	2

(in $)
BASIC EARNINGS/(LOSS) PER COMMON SHARE	0.13	0.02	0.34	(0.27)
DILUTED EARNINGS/(LOSS) PER COMMON SHARE	0.13	0.02	0.34	(0.27)

Notes:

(1)	In the three months and year ended December 31, 2017, Cost of sales includes the charge of $8 million related to the early redemption of notes.
(2)	In the three months and year ended December 31, 2017, Other unusual income/(expenses) includes a non-cash charge of $50 million due to the deconsolidation of the Venezuelan operations effective December 31, 2017. In the year ended December 31, 2016, this item included the non-recurring charge of $551 million related to the European Commission settlement.
(3)	In the year ended December 31, 2017, Financial income/(expenses) includes the charge of $56 million related to the repurchase/early redemption of notes. In the three months and year ended December 31, 2016, this item included the charge of $22 million and $60 million, respectively, related to the repurchase of notes, as well as the non-recurring charge of $34 million due to the re-measurement and impairment of certain assets in Venezuela.
(4)	In the three months and year ended December 31, 2016, Result from investments included a net positive impact of $15 million and a net negative impact of $27 million, respectively, due to the restructuring of our joint ventures in China.
(5)	In the three months and year ended December 31, 2017, Income tax (expense) includes a non-cash tax benefit of $22 million due to the U.S. Act and tax legislation changes in the UK and certain other countries. In the three months and year ended December 31, 2016, this item included a non-cash tax charge of $74 million accounted for in connection with the reorganization of Latin American operations, intended to simplify corporate structure and promote operational efficiencies, and including changes in valuation allowances recorded against deferred tax assets in the region.

CNH INDUSTRIAL N.V.

Condensed Consolidated Statement of Financial Position

As of December 31, 2017 and 2016

(Unaudited)

(EU-IFRS)

($ million)	December 31, 2017	December 31, 2016
ASSETS
Intangible assets	5,644	5,504
Property, plant and equipment and Leased assets	8,675	8,185
Inventories	6,453	5,732
Receivables from financing activities	19,842	18,662
Cash and cash equivalents	6,200	5,854
Other receivables and assets	3,955	3,897
TOTAL ASSETS	50,769	47,834
EQUITY AND LIABILITIES
Issued capital and reserves attributable to owners of the parent	6,831	6,623
Non-controlling interests	15	11
Total Equity	6,846	6,634
Debt	26,014	25,434
Other payables and liabilities	17,909	15,766
Total Liabilities	43,923	41,200

TOTAL EQUITY AND LIABILITIES	50,769	47,834

CNH INDUSTRIAL N.V.

Condensed Consolidated Statement of Cash Flows

For The Years Ended December 31, 2017 and 2016

(Unaudited)

(EU-IFRS)

($ million)	2017	2016
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	5,854	6,311
Profit/(loss)	477	(371)
Adjustments to reconcile profit/(loss) to cash flows from/(used in) operating activities	1,963	1,738
CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES	2,440	1,367
CASH FLOWS FROM/(USED IN) INVESTMENT ACTIVITIES	(1,349)	(453)
CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES	(1,140)	(1,340)
Translation exchange differences	395	(31)
TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	346	(457)
CASH AND CASH EQUIVALENTS AT END OF YEAR	6,200	5,854